ALLGREEN PROPERTIES LIMITED

RECEIVED
2004 MAY 26 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030420

File No. 82-4959

Date: 14 MAY 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

dw 5/27

File No. 82-4959

MASNET No. 41 OF 14.05.2004
Announcement No. 56

ALLGREEN PROPERTIES LIMITED

ACQUISITION OF PROPERTY

Allgreen Properties Limited ("Allgreen") is pleased to announce that its subsidiary, Devonshire Peak Pte Ltd ("the Purchaser") has on 11 May 2004 entered into a Sale and Purchase Agreement (the "Agreement") with The Great Eastern Life Assurance Company Ltd to purchase a site at St Thomas Walk / Killiney Road, more particularly described as Lots 99723W and 99724V of TS 21 ("the Property"), for a cash consideration of S$5 million.

The Property is located in the Claymore district and has a tenure for an estate in fee simple with a land area of approximately 1272.1 sqm. Subject to the necessary approvals, the Property will be integrated with the adjoining lot owned by the Purchaser for a residential housing development.

The Purchaser has paid a deposit of 10% of the said consideration. The balance 90% will be paid upon completion which is scheduled to take place 10 weeks from the date of the Agreement or on expiry of 4 weeks from the date of the requisite approval from the authorities, whichever is later provided that the date scheduled for completion shall not be later than 12 weeks from the date of the Agreement.

The acquisition and development of the Property will be financed by internal funds and bank borrowings. The acquisition is not expected to have any material impact on the consolidated earnings and net tangible assets per share of the Allgreen group for the current financial year.

None of the Directors or substantial shareholders of Allgreen has any interest, direct or indirect in the acquisition.

Submitted by Ms Isoo Tan, Company Secretary on 14/05/2004 to the SGX